Exhibit 99.5

Consent of Bear, Stearns & Co. Inc.

We hereby consent to (i) the inclusion of our opinion letter, dated March 14, 2007, to the Board of Directors of Argonaut Group, Inc. (“Argonaut”) as Annex F to the joint proxy statement/prospectus included in Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-142568) of PXRE Group Ltd. (“PXRE”) filed on Monday, June 18, 2007 (the “Registration Statement”) relating to the merger of PXMS Inc., a wholly owned subsidiary of PXRE with and into Argonaut, with Argonaut being the surviving corporation and (ii) all references to Bear, Stearns & Co. Inc. in the sections captioned “Summary — Opinion of Argonaut’s Financial Advisor,” “The Merger — Background of the Merger,” “The Merger — Argonaut’s Reasons for the Merger and Recommendation of Argonaut’s Board of Directors,” “The Merger — Opinions of Financial Advisors,” and “The Merger — Opinion of Argonaut’s Financial Advisor,” of the joint proxy statement/prospectus which forms a part of the Registration Statement.

Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the above-mentioned version of the Registration Statement and that our opinion is not to be used, circulated, quoted or otherwise referred to in whole or in part in any registration statement (including any subsequent amendments to the above-mentioned Registration Statement), joint proxy statement/prospectus or any other document, except in accordance with our prior written consent. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

BEAR, STEARNS & CO. INC.

By:	/s/ James Ferency

James Ferency
Senior Managing Director

New York, New York
June 18, 2007